Exhibit 21
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Press Release


M & F WORLDWIDE CLOSES TRANSACTION
UNWINDING PURCHASE OF PANAVISION

NEW YORK, Dec. 3 /PRNewswire-FirstCall/ -- M&F Worldwide Corp. (NYSE: MFW) today announced that it has delivered to Mafco Holdings, Inc. all of the shares of Panavision common and preferred stock and Panavision senior subordinated debt held by M&F Worldwide in exchange for $90.1 million in cash and M&F Worldwide common and preferred stock. The exchange was pursuant to an agreement previously approved by the Delaware Chancery Court settling litigation regarding M&F Worldwide's purchase from Mafco Holdings Inc. of an 83% stake in Panavision Inc. (OTC Bulletin Board: PVIS.OB).

M&F Worldwide is a holding company that through its wholly owned subsidiary Mafco Worldwide Corporation produces licorice extracts and other botanical products.

Panavision Inc. is a leading designer and manufacturer of high-precision camera systems, comprising film and digital cameras lenses and accessories for the motion picture and television industries. Panavision systems are rented through its domestic and international owned and operated facilities and agent network.

Mafco Holdings Inc. is a diversified private holdings company with interests in consumer products, financial services and entertainment.

         Contact:  Tony Shaffer
                   Robinson Lerer & Montgomery
                   (212) 484-7469